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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*



                               ReSourcePhoenix.com
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Class A Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   76122L 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ] Rule 13d-1(b)

          [ ] Rule 13d-1(c)

          [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-98)

                                Page 1 of 4 pages


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CUSIP No. 76122L 10 6

(1)     NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
        Gus Constantin
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        NOT APPLICABLE
        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
--------------------------------------------------------------------------------
                              (5)     SOLE VOTING POWER
                                      1,890
                              --------------------------------------------------
           NUMBER OF          (6)     SHARED VOTING POWER
             SHARES                   7,172,000
          BENEFICIALLY        --------------------------------------------------
            OWNED BY          (7)     SOLE DISPOSITIVE POWER
              EACH                    1,890
           REPORTING          --------------------------------------------------
          PERSON WITH         (8)     SHARED DISPOSITIVE POWER
                                      7,172,000
                              --------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,173,890
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES (See Instructions) Not applicable.                       [ ]
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        64.0%
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON (See Instructions)
        IN
--------------------------------------------------------------------------------


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ITEM 1.

      (a)   Name of Issuer

               ReSourcePhoenix.com

      (b)   Address of Issuer's Principal Executive Offices
               2401 Kerner Boulevard
               San Rafael, CA  94901

ITEM 2.

      (a)   Name of Person Filing

               Gus Constantin

      (b)   Address of Principal Business Office or, if none, Residence

               2401 Kerner Boulevard

               San Rafael, CA  94901

      (c)   Citizenship

               United States

      (d)   Title of Class of Securities

               Class A Common Stock, $0.001 par value

      (e)   CUSIP Number

               76122L 10 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      Not applicable.

ITEM 4.  OWNERSHIP

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)  Amount of beneficially owed:   7,173,890

      (b)  Percent of class:  64.0%

      (c)  Number of shares as to which the person has:

           (i)   Sole power to vote or to direct the vote.  1,890

           (ii)  Shared power to vote or to direct the vote. 7,172,000

           (iii) Sole power to dispose or to direct the disposition of. 1,890

           (iv)  Shared power to dispose or to direct the disposition of.
                 7,172,000

        The shares as to which Mr. Constantin has sole voting and dispositive power consist of options to purchase Class A Common Stock that are exercisable within 60 days of December 31, 1999.

        The shares as to which Mr. Constantin has shared voting and dispositive power consist of shares of Class B Common Stock that are held by the Gus and Mary Constantin 1978 Living Trust, of which Mr. Constantin and his wife are trustees. The living trust can be amended or revoked at any time at the option of Mr. Constantin and his wife. Mr. Constantin and his wife, as trustees of the living trust, are authorized to exercise all rights with respect to the Class B Common Stock held by the living trust, including the right to vote and dispose of such shares. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and will so convert automatically upon any transfer of beneficial ownership. The percent of class figure assumes conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

        Each share of Class B Common Stock is entitled to five (5) votes per share. Accordingly, Mr. Constantin shares the power to control 89.3% of the Company's total voting power.

                                Page 3 of 4 pages


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ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not applicable.

ITEM 10. CERTIFICATION

        Not applicable.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

                                               February 8, 2000
                                    --------------------------------------
                                                     Date

                                                Gus Constantin

                                     By: /s/ LISA OLSEN/Attorney-in-Fact
                                    --------------------------------------
                                                   Signature



                                          LISA OLSEN/Attorney-In-Fact
                                    --------------------------------------
                                                   Name/Title



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